Exhibit 20.1


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                              N E W S R E L E A S E
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For Immediate Release                                     Contact:  Deborah Koch
April 19, 1999                                            305-569-2000

                  BANKUNITED REPORTS SIGNIFICANT RESTRUCTURING;
                          ANNOUNCES SECOND QUARTER LOSS
                           AND DISCUSSES NEW STRATEGY

CORAL GABLES, FL - - - In connection with BankUnited's recently announced restructuring, including other charges, BankUnited Financial Corporation, parent company of BankUnited, FSB, today reported a net loss after preferred stock dividends of $11.1 million for the three months ended March 31, 1999 versus net income of $2.1million for the quarter ended March 31, 1998; net loss for the six months ended March 31, 1999 was $10.9 million versus net income of $3.8 million for the six month period ended March 31, 1998. Basic and diluted earnings were ($0.61) and ($0.61) per share, respectively, for the second quarter of fiscal 1999 versus $0.14 and $0.13 per share for the same period in the prior year; and ($0.60) and ($0.60) per share, respectively, for the six month period versus $0.27 and $0.26 per share for the six month period ended March 31, 1998. Total assets reached $3.9 billion and book value per share is $9.76 and tangible book value per share is $8.01, at March 31, 1999.

Included in the pre-tax loss for the second quarter of 1999 were: a special charge of $15.1 million related to the previously announced restructuring of bank operations; an increase in the provision for loan losses of $6.3 million; an increase in provision for tax certificate investments of $1.1 million; and certain other miscellaneous charges of $2.0 million.

"During the quarter we made a clear determination to change BankUnited's overall strategy and move it toward an asset-generating entity," said Alfred R. Camner, Chairman and Chief Executive Officer. He continued, "After a careful review, we have made some hard decisions relating to business lines. We have determined to significantly reduce our dependence on the purchase of residential mortgages in the secondary market, and in particular, we have decided to cease purchasing adjustable-rate one-year CMT product, which has previously been a mainstay of our organization."

He further stated, "Our earnings have been severely hampered during the past several quarters due to the high levels of prepayments associated with the CMT mortgage product which we acquired in the secondary market. As a result, included in the $15.1 million restructuring charge, is a $14.8 million

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chargeoff to account for the accelerated amortization of practically the entire remaining loan acquisition premium for that CMT mortgage portfolio and a related security. We have also discontinued indirect consumer lending and tax certificate investing because it was clear from our review that we could not anticipate future benefits from continuing these lines of business."

Camner continued, "BankUnited maintains a strong capital position, with core and risk-based capital ratios of 8.03% and 16.58% , respectively. These ratios put us in an excellent position to execute our new strategy toward commercial banking and allow us to take advantage of the recent significant consolidation of commercial banks in the South Florida market."

Concerning the charges, Mr. Camner noted, "The increase in the provision for loan losses of $6.3 million resulted primarily from a revaluation of the loan portfolio because of current economic conditions including, in particular, those in Latin America and their possible affect on the South Florida economy. The additional provision for the tax certificate portfolio related to a reevaluation of that portfolio, as well as a consideration of the effect from on the discontinuance by BankUnited of investing in this area. Included in the other miscellaneous charges of $2.0 million was $1.0 million for Year 2000 costs."

Mehdi Ghomeshi, President and Chief Operating Officer, said, "Our strategy is customer-focused, information-based and profit-driven with activities and resources dedicated to supporting this strategy. We have restructured and created new business lines building them around key customer segments:

/bullet/ Our new Business Banking unit will serve the financial needs of businesses with annual sales of $5 million and less. New deposit and credit products, including flat fee business checking and commercial mortgages, have been developed.

/bullet/ The Professional and Executive Banking unit will provide customized products and individualized service to meet the personal and business needs of this market segment.

/bullet/ The Retail Banking division's new strategy is to develop compelling value propositions that optimize performance by leveraging key drivers such as average account size, transaction intensity and delivery channel usage. In the next two weeks we will be introducing two new relationship products which will encourage customers to maintain their entire relationship with us. A new checking and savings product line will be introduced as well.

/bullet/ The Consumer Credit division has been expanded to support our strategy of generating additional earning assets. Key initiatives include the introduction of new products, as well as systems enhancements that will speed credit decisions and loan closings.

/bullet/ Key to the expansion of our Corporate and Commercial Real Estate division has been the addition of seasoned Relationship Managers whose experience in this market will allow them to develop strong, profitable relationships with top-tier developers and corporations.

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/bullet/ Within our Residential Mortgage area, we have hired a Mortgage Product
Specialist to develop innovative products that we will offer to key customer segments. We have also re-engineered our process to deliver mortgage products seamlessly."

"We realize that beyond expanding our product array and business lines, we must provide superior customer service to distinguish BankUnited from our competitors. In order to accomplish this, we have increased our focus on training and have expanded our number of dedicated sales managers. We are committed to cross-selling our existing customers on our new product lines which will add value to their experience at BankUnited and contribute positively to our bottom line."

"BankUnited enjoys a strong core deposit base, and is making significant progress in reducing its cost of deposits, while maintaining that base. Now is the time for BankUnited to take an aggressive leap toward the future," Ghomeshi said. "We are the largest Florida-based bank, and it is time to demonstrate our abilities to service our customers with an ever-widening array of services and value-added products."

BankUnited, FSB is the principal subsidiary of BankUnited Financial Corporation and is the largest financial institution headquartered in Florida. It operates 26 banking offices throughout Miami-Dade, Broward, Palm Beach and Collier Counties. Additional branch offices in Deerfied Beach and Plantation will open in the next 60 days.

BankUnited Financial Corporation is traded on the NASDAQ National Market. Its common stock trades under the symbol BKUNA. BankUnited Capital II trust preferred securities trade on NASDAQ under the symbol BKUNZ. BankUnited Capital III trust preferred securities trade on the New York Stock Exchange under the symbol BUFPrC.

This press release may contain certain forward-looking statements, which are based on management's expectations regarding factors that may impact the Company's earnings in future periods. Factors that could cause future results to vary materially from current management expectations include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values and competition; changes in accounting principles, policies or guidelines, changes in legislation or regulation; and other economic, competitive, governmental, regulatory and technological facts affecting the Company's operations, pricing, products and services.

                                             # # #



Distributed by:       Citigate Gordon Diaz-Balart, 305-831-6500
                      Andrew Skobinsky


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
BANKUNITED FINANCIAL CORPORATION
THREE AND SIX MONTHS ENDED MARCH 31, 1999 EARNINGS RELEASE
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                                                                      FOR THE THREE MONTHS ENDED          FOR THE SIX MONTHS ENDED
                                                                               MARCH 31,                          MARCH 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                                         1999           1998              1999              1998
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                                                                                (in thousands, except earnings per share)
Total interest income                                                $  48,253 (1)   $ 53,248        $   106,398       $    94,698
Total interest expense                                                  46,698         41,888             94,754            73,971
                                                                     ---------       --------        -----------       -----------
    Net interest income                                                  1,555         11,360             11,644            20,727

Provision for loan losses                                                6,336            400              6,736             1,050
                                                                     ---------       --------        -----------       -----------
    Net interest income (expense) after provision for loan losses       (4,781)        10,960              4,908            19,677

Net gain (loss) on sale of assets                                            2            424                 (7)            1,539
Total other income                                                       1,207            591              2,509             1,120
Total other expense                                                     13,936 (2)      8,170             24,158            15,195
                                                                     ---------       --------        -----------       -----------
   Income (loss) before income taxes and preferred stock dividends     (17,508)         3,805            (16,748)            7,141

Provision (benefit) for income taxes                                    (6,578)         1,513             (6,214)            2,874
                                                                     ---------       --------        -----------       -----------
   Net income (loss) before preferred stock dividend                   (10,930)         2,292            (10,534)            4,267
Preferred stock dividends                                                  196            182                384               514
                                                                     ---------       --------        -----------       -----------
    Net income (loss) after preferred stock dividends                $ (11,126)      $  2,110        $   (10,918)      $     3,753
                                                                     =========       ========        ===========       ===========
Basic earnings (loss) per common share:                              $   (0.61)      $   0.14        $     (0.60)      $      0.27
                                                                     =========       ========        ===========       ===========
Weighted average common shares                                          18,255         14,976             18,222            13,963
                                                                     =========       ========        ===========       ===========
Diluted earnings (loss) per common share:                            $   (0.61)      $   0.13        $     (0.60)      $      0.26
                                                                     =========       ========        ===========       ===========
Weighted average diluted common shares                                  18,255         16,029             18,222            15,470
                                                                     =========       ========        ===========       ===========

Return on average equity                                              (21.89)%         6.09 %           (10.56)%            5.99 %
Return on average assets                                               (1.15)%         0.29 %            (0.56)%            0.31 %
Net interest yield on earning assets                                    0.13 %         1.45 %             0.75 %            1.55 %
Net interest spread                                                    (0.01)%         1.26 %             0.61 %            1.33 %

                                                                                                     -----------------------------
                                                                                                            AS OF MARCH 31,
                                                                                                     -----------------------------
                                                                                                         1999              1998
                                                                                                     -----------------------------
Total assets                                                                                         $ 3,918,701       $ 3,326,968
Loans receivable,net                                                                                   2,936,378         2,526,435
Mortgage-backed securities                                                                               344,495           475,291
Deposits                                                                                               2,240,124         1,833,904
Borrowings                                                                                             1,225,307         1,079,466
Trust preferred securities                                                                               218,500           218,500
Stockholders' equity                                                                                     188,256           154,303
Book value per common share                                                                                 9.76              9.43
Tangible book value per common share                                                                        8.01              8.18

(1) Includes a $14.8 million charge for amortization of premiums on purchased loans.
(2) Includes a $2.1 million charge related to tax certificate investments and Year 2000 expenses.